

November 18, 2013

Via E-mail
Sidney Hinton
President and Chief Executive Officer
PowerSecure International, Inc.
1609 Heritage Commerce Court
Wake Forest, NC 27587

> **Re:** **PowerSecure International, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 7, 2013**
> **File No. 001-12014**

Dear Mr. Hinton:

We have reviewed your response dated November 5, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1. We note your response to comment 1 from our letter dated October 24, 2013 and the supplemental materials you provided on a confidential basis. From these materials, it appears to us that your product and service groups engage in business activities from which you earn revenues and incur expenses, discrete financial information is available, and this discrete financial information is regularly provided to your CODM. To assist us

in better understanding why you do not believe that you have multiple operating segments, please respond to the following comments:

- We note that both the monthly CODM reports and the quarterly Board of Directors reports contain revenue and gross margin information for each of your three primary products and services groupings. You previously indicated that you do not believe this gross margin information is meaningful because "a significant portion of [y]our cost structure is shared and allocating direct costs to these groups for management purposes is not particularly accurate." Please explain to us in reasonable detail why the monthly reports to your CODM and the quarterly reports to your Board contain this gross margin information if it is not useful or meaningful. If you continue to believe that this information is not meaningful, please confirm our assumption that you could remove this information from the CODM and Board reports with no impact.

- Please explain in more detail the types of shared costs that are captured in the calculation of gross margin seen in the CODM and Board reports and how these shared costs are allocated when preparing these reports. In doing so, better explain why the allocation of costs is "not particularly accurate."

- Please explain in reasonable detail how your budgeting process works, including the different steps in creating your budget, the people involved, and their roles. Your response should explain, but not be limited to, whether your budgeting process is bottom-up, top-down, or some other method.

- Please tell us how the direct reports to the CODM are compensated, including how any bonuses are calculated. If the metrics used to determine variable compensation are other than consolidated company performance, please explain how you considered this indication of how the CODM assesses performance when determining your operating segments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief